Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERENCE SHARE DIVIDENDS

(in thousands)

	Three Months Ended December 31,	Six Months Ended December 31,	Year Ended June 30,
	2015	2015	2015	2014	2013

Earnings:
Net loss	$(5,691)	$(9,651)	$(11,857)	$(6,710)	$(3,241)
Add: Fixed charges	23	35	60	30	7

Earnings as defined	$(5,714)	$(9,686)	$(11,917)	$(6,740)	$(3,248)

Fixed charges:
Estimated interest component of rental expense (1)	$23	$35	$60	$30	$7

Total fixed charges	$23	$35	$60	$30	$7

Ratio of earnings to fixed charges (2)	$—	$—	$—	$—	$—

Deficiency of earnings available to cover fixed charges	$(5,714)	$(9,686)	$(11,917)	$(6,740)	$(3,248)

Combined fixed charges and preference share dividends:
Fixed charges	$23	$35	$60	$30	$7
Preference share dividends	—	—	—	—	—

Total combined fixed charges and preference share dividends	$23	$35	$60	$30	$7

Ratio of earnings to combined fixed charges and preference share dividends (2)	$—	$—	$—	$—	$—

Deficiency of earnings available to cover combined fixed charges and preference share dividends	$(5,714)	$(9,686)	$(11,917)	$(6,740)	$(3,248)

(1)	One third of rental expense is estimated to be the interest component of rental expense.
(2)	Earnings were insufficient to cover total fixed charges and total combined fixed charges and preference share dividends.